NEWS RELEASE

Lithium Americas Closes Separation
to Create Two Leading Lithium Companies

October 3, 2023 - Vancouver, Canada: Lithium Americas Corp. ("Lithium Americas" or the "Company"), now Lithium Americas (Argentina) Corp. ("Lithium Argentina") (TSX: LAAC) (NYSE: LAAC) and a new Lithium Americas Corp. ("Lithium Americas (NewCo)") (TSX: LAC) (NYSE: LAC) today jointly announced the completion of the reorganization of Lithium Americas into two independent publicly traded companies, implemented by way of statutory plan of arrangement (the "Separation").

"We look forward to seeing these two market-leading companies thrive independently," said Jonathan Evans, President and CEO of Lithium Americas (NewCo) and former President and CEO of Lithium Americas. "The Separation offers investors two unique and highly focused pure-play lithium companies with world-class assets in our respective regions of operation."

"I am extremely proud of the Lithium Argentina and Lithium Americas (NewCo) teams for their hard work and dedication in redesigning these companies with the right management teams and resources to flourish independently," said John Kanellitsas, Executive Chairman, President and Interim CEO of Lithium Argentina and former Executive Vice Chair of Lithium Americas. "The closing of this Separation is a pivotal moment in allowing each company to sharpen its focus and pursue independent and unique growth opportunities within the lithium industry."

As of close of trading on Tuesday, October 3, 2023 (the "Effective Date"), common shares of Lithium Americas ("Lithium Americas Shares") have concluded regular-way trading on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") under the symbol "LAC," and Lithium Argentina common shares ("Lithium Argentina Shares") and Lithium Americas (NewCo) common shares ("Lithium Americas (NewCo) Shares") have concluded trading on a "when-issued" basis on the NYSE.

At the start of trading on Wednesday, October 4, 2023, Lithium Argentina Shares and Lithium Americas (NewCo) Shares will commence trading on the TSX and NYSE on a regular-way basis under the ticker symbols "LAAC" and "LAC," respectively.

REGISTERED SHAREHOLDERS

Registered shareholders of Lithium Americas ("LAC Registered Shareholders") are reminded to submit their certificates or direct registration statements ("DR Statements") representing their Lithium Americas Shares with a duly completed letter of transmittal ("Letter of Transmittal") to Computershare Investor Services Inc., as depositary, in order to receive DR Statements representing their Lithium Argentina Shares and Lithium Americas (NewCo) Shares. The Letter of Transmittal is filed on Lithium Argentina's SEDAR profile (www.sedarplus.ca).

LAC Registered Shareholders who fail to submit their certificates or DR Statements and their Letter of Transmittals on or before October 3, 2026, the third anniversary of the Effective Date of the Separation, will cease to have any right or claim against or interest of any kind or nature in Lithium Argentina or Lithium Americas (NewCo). Accordingly, persons who tender certificates or DR Statements for Lithium Americas Shares after October 3, 2026 will not receive any Lithium Argentina Shares or Lithium Americas (NewCo) Shares, will not own any interest in Lithium Argentina or Lithium Americas (NewCo) and will not be paid any cash or other compensation in lieu thereof.

GM TRANSACTION - LITHIUM AMERICAS (NEWCO)

Upon completion of the Separation, General Motors Holdings LLC ("GM") executed a second tranche subscription agreement (pursuant to which GM will, subject to the fulfillment of certain conditions precedent, purchase US$329,852,134.38 in Lithium Americas (NewCo) Shares). GM also executed an investor rights agreement with Lithium Americas (NewCo) and GM's offtake agreement with the Company was assigned to Lithium Americas (NewCo). The second tranche alternative exercise warrants previously issued to GM by the Company and the second tranche subscription agreement between GM and the Company are no longer effective in accordance with the terms of those agreements. GM is the largest shareholder of both Lithium Americas (NewCo) and Lithium Argentina with approximately 9.4% of the shares of each company.

CONVERTIBLE NOTES - LITHIUM ARGENTINA

The Separation constitutes a Make-Whole Fundamental Change as defined in the indenture, dated December 6, 2021 (the "Indenture"), between the Company (now Lithium Argentina) and Computershare Trust Company N.A., governing the Company's 1.75% Convertible Senior Notes due 2027 (the "Notes"). The effective date (as defined in the Indenture) of such Make-Whole Fundamental Change is October 3, 2023. In addition, the Separation will result in an adjustment to the conversion rate of the Notes. Notices will be sent to the Depository Trust Company ("DTC") as the holder of the Notes and filed on SEDAR and EDGAR regarding (i) the number of additional Lithium Argentina Shares by which the conversion rate of the Notes may be increased per US$1,000 principal amount of Notes with respect to conversions occurring in connection with such Make-Whole Fundamental Change being nil, as the last reported sale prices of the Company's common shares over the five trading day period ending on, and including, the trading day immediately preceding the applicable effective date Make-Whole Fundamental Change, was less than US$34.89, and (ii) the adjustment to the conversion rate for the Notes as a result of the Separation.

ABOUT LITHIUM ARGENTINA

Lithium Argentina owns a 44.8% interest in the Caucharí-Olaroz project located in Jujuy, Argentina. The company is focused on advancing its Caucharí-Olaroz project toward full production capacity and exploring regional growth opportunities in the Pastos Grandes basin with its Pastos Grandes and Sal de la Puna projects (100% and 65% owned, respectively).

Lithium Argentina contact:

Kelly O'Brien, VP Investor Relations and ESG

Telephone: +54-11-52630616

Email: ir@lithium-argentina.com

Website: www.lithium-argentina.com

ABOUT LITHIUM AMERICAS (NEWCO)

Lithium Americas (NewCo) owns the Thacker Pass project located in Nevada, which hosts the largest known Measured and Indicated lithium resource in the United States. The company is focused on advancing construction at Thacker Pass; construction commenced in early 2023. Thacker Pass is expected to employ over 1,000 workers during construction and create 500 permanent jobs during operations over its 40-year mine life.

Lithium Americas (NewCo) contact:

Virginia Morgan, VP Investor Relations and ESG

Telephone: 778-726-4070

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

Certain statements in this release constitute "forward-looking statements" within the meaning of applicable United States securities legislation and "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the Separation and of Lithium Americas (NewCo) / Lithium Argentina (collectively the "Entities" and individually, an "Entity"), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as "may," "would," "could," "will," "intend," "expect," "believe," "plan," "anticipate," "estimate," "schedule," "forecast," "predict" and other similar terminology, or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. These statements reflect the Entity's current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the expected benefits of the Separation for each business and the Entity's shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business and expectations regarding the status of development of the Entity's projects, and expectation for the completion of the second tranche investment by GM; statements with respect to expectations around Thacker Pass supporting North American supply chain, the number of workers it will employ and its expected mine life.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium Argentina as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Entities; the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks with respect to Lithium Americas (NewCo) not meeting the conditions with respect to GM's second tranche investment and other risks with respect to any delays in completing such transaction; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity's projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity's projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity's shares; changes to an Entity's current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Entity's filings with securities regulators, including the Company's management information circular dated June 16, 2023 available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the applicable Entity believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, none of the Entities assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.